FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 18, 2004

Commission File Number [            ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Yes:  ☐    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles General Shareholders meeting Proposals of resolutions.

Regulations of the General Shareholders Meeting

GENERAL ORDINARY SHAREHOLDERS MEETING

OF TELEFÓNICA MÓVILES, S.A.

PROPOSAL OF RESOLUTIONS

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Madrid, April 16th, 2004

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Regulations of the General Shareholders Meeting

Proposal of Resolutions regarding Item I of the Agenda:

I) Review and approval, if pertinent, of the Financial Statements and of the Management Report of both “Telefónica Móviles, S.A.” and its Consolidated Group of Companies as well as of the Proposal for Allocation of the Results of “Telefónica Móviles, S.A.” and of the management of its Board of Directors, all pertaining to Fiscal Year 2003.

1)	Approve the Financial Statements (Balance Sheet, Profit-and-Loss Statement and Notes to the Financial Statement) and the Management Reports of “Telefónica Móviles, S.A.” and of its Consolidated Group of Companies, pertaining to Fiscal Year 2003 (closed on December 31 of said year) drafted by the Board of Directors in its meeting held on February 17th, 2004, as well as of the corporate management carried out by the Board of Directors of “Telefónica Móviles, S.A.” during said Fiscal Year.

In the Individual Financial Statements, the Balance Sheet at December 31st, 2003 shows assets and liabilities for an 10,824,209 thousand euros each of them and the Profit and Loss Statements at the end of the Fiscal year reflects a benefit of 1,266,686 thousand euros

In the Consolidated Financial Statements, the Balance Sheet at 31st, December 2003, shows assets and liabilities for an amount of 15,664,065 thousand euros each of them and Profit and Loss Statements at the end of the year reflects a benefit of 1,607,838 thousand euros

2)	Approve the following Proposal for Allocations of Results pertaining to Fiscal year 2003.

To allot the profits earned by Telefónica Móviles, S.A. during fiscal year 2003, amounting to 1,266,685,596.34 euros to:

•	795,955,254.68 euros, to payment of a dividend (amount to be distributed corresponding to a dividend of 0.1838 euros/ share for each of all the 4,330,550,896 shares in which the share capital of the Company is divided)

•	The remaining profits, 470,730,341.66 euros to a Voluntary Reserve.

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Regulations of the General Shareholders Meeting

Proposal of Resolutions regarding Item II of the Agenda:

II) Shareholder’s remuneration: dividend payment against profits for the Fiscal year 2003.

Approve the payment of a cash dividend, with a charge to profits for the Fiscal year 2003, for an amount of 0.1838 euros gross, to each of the Company’s current issued and outstanding shares, with a right to collect said dividend.

Payment will be made on June 16th, 2004, through the entities participating in the securities and clearing institution “Iberclear”.

Over the gross amounts to be paid, the retentions requested by application legislation will be applied.

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Regulations of the General Shareholders Meeting

Proposal of Resolutions regarding Item III of the Agenda.

III) Appointment of the Company’s Auditor for year 2004.

Appoint the firm “Deloitte & Tocuhe España, S.L.,” as Accounts Auditor for the verification of the Financial Statements and Management Reports of “Telefónica Móviles, S.A.” and of its Consolidated Group of Corporations, pertaining to Fiscal Year 2004.

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Regulations of the General Shareholders Meeting

Proposal of Resolutions regarding Item IV of the Agenda:

IV) Authorization for the acquisition of its own shares, directly or through a Company in the Group.

A)	Authorize, pursuant to Articles 75 and following of current Corporations Act, the acquisition, at any time and as many times and deemed advisable, by Telefónica Móviles, S.A.-either directly, or through any of the affiliated corporations of which it is the controlling corporation of its own shares, through purchase-sale agreements or under any other legal onerous form.

The minimum price or consideration for acquisition shall be equivalent to the par value of its own shares that are being acquired, and the maximum price or consideration shall be equivalent to the quoted value of the own shares acquired on an official secondary market at the time of acquisition

Said authorization shall be granted for a period of 18 months reckoned as of the date that the present Meeting is held, and it is expressly subject to the restriction that the par value of the own shares acquired in the exercise of this authorization, together with the par value of those already possessed by “Telefónica Móviles, S.A.” and any of the affiliated corporations controlled by it, may not at any time exceed 5% of its capital stock at the time of acquisition. Furthermore, the restrictions stipulated for share buybacks by the regulatory authorities of the markets where “Telefónica Móviles, S.A.” shares are traded must be observed.

It is expressly stated for the record that the authorization granted to acquire own shares may be used in full or in part for the acquisition of shares of “Telefónica Móviles, S.A.”, which the latter must deliver or transfer to directors or to employees of the company or of corporations within the Group, directly or as a result of the exercise of stock options by the latter, all within the framework of compensation systems benchmarked to the quoted value of the Company’s shares as approved in due form.

B)	Empower the Board of Directors in the widest terms to exercise the authorization that is the subject of this resolution and to carry out the rest of the provisions contained herein, with said powers being delegable by the Board of Directors upon the Delegated Committee, the Executive Chairman of the Board of Directors or on any other person that the Board of Directors expressly empowers for this purpose.

C)	Void, to the extent that it has not been executed, the resolution adopted in this regard by the Ordinary General Shareholders Meeting of the corporation held on April 1st, 2003, regarding Item V of the Agenda thereof.

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Regulations of the General Shareholders Meeting

Proposal of Resolutions regarding Item V of the Agenda:

V) Approval, if pertinent, of the General Shareholders Meeting Regulations

Approve the proposed General Shareholders Meeting Regulation of “Telefónica Móviles, S.A.” having being submitted to this Meeting by the Board of Directors of the Company which literal and complete wording is attached as an Annex.

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Regulations of the General Shareholders Meeting

Proposal of Resolutions regarding Item VI of the Agenda:

VI) Delegation of faculties to formalize, interpret, correct and execute the resolutions adopted by the General Shareholders Meeting.

To severally and jointly empower the Executive Chairman of the Board of Directors, the Secretary-Director of the Board of Directors, and the Vice-secretary non Director of the Board of Directors, in order for any of them to formalize and execute the preceding resolutions, being able for said purpose to execute the public or private instruments that may be necessary or convenient (including those for interpretation, clarification, rectification of errors or curing of defects) for their most exact compliance and for the recording thereof, insofar as mandatory, in the Mercantile Registry or in any other Public Registry.

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Regulations of the General Shareholders Meeting

ANNEX

PROPOSED

REGULATIONS OF THE GENERAL SHAREHOLDERS MEETING OF

“TELEFÓNICA MÓVILES, S.A.”

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PREAMBLE

These Regulations of the General Shareholders Meeting of “Telefónica Móviles, S.A.” aim, within the framework of the Laws in force, to reinforce their transparency as a listed company, as well as to gather and systematise the different aspects concerning the calling, organisation and proceedings of the General Meeting in a sole text, in order to provide the shareholder a setting that guarantees and facilitates exercise of his rights in relation to the supreme governing body of the Company, with specific attention being provided to the shareholder’s right of information and participation in the deliberations and voting, ensuring the maximum possible diffusion of the calling and of the proposals of resolutions submitted to the General Shareholders Meeting, all in order to ensure maximum transparency and efficiency in forming the will and decision making by the General Shareholders Meeting . Thus “Telefónica Móviles, S.A.” enacts an essential piece that constitutes the modern structure of corporate governance of major listed companies, notwithstanding the adaptations or reforms to these Regulations when eventual changes in the regulations require, or when actual experience of their application makes this advisable, it being the General Shareholders Meeting, in all cases, the one vested with the ultimate faculty to decide any modification of these Regulations.

INDEX

TITLE I. INTRODUCTION

•	Article 1. Object and purpose

•	Article 2. Enactment, interpretation and amendment

•	Article 3. Publication and inscription

TITLE II. NATURE, COMPETENCE AND TYPES OF GENERAL MEETING

•	Article 4. Nature of the General Meeting

•	Article 5. Competence of the General Meeting

•	Article 6. Types of General Meetings

TITLE III. CALLING AND PREPARATION OF THE GENERAL MEETING

•	Article 7. Power and obligation to call

•	Article 8. Publication and announcement of the calling

•	Article 9. Information available to the shareholders from announcement of the calling being published

•	Article 10. Right to information

•	Article 11. Suggestions made by the shareholders

TITLE IV. ORGANISATION AND CONSTITUTION OF THE GENERAL MEETING

•	Article 12. Right to attend

•	Article 13. Delegation and representation

•	Article 14. Organisation of the General Meeting

•	Article 15. Forming the Roll of Attendance

•	Article 16. Constitution of the General Meeting

•	Article 17. Board presiding the General Meeting. Chairman and Secretary of the General Meeting

TITLE V. PROCEEDINGS OF THE GENERAL MEETING

•	Article 18. Commencement of the meeting

•	Article 19. Interventions

Regulations of the General Shareholders Meeting

•	Article 20. Powers of the Chairman to direct and moderate the General Meeting

•	Article 21. Voting on the proposed resolutions

•	Article 22. Passing resolutions and announcing the result

•	Article 23. Conclusion of the General Meeting

TITLE VI. EXTENSION AND SUSPENSION OF THE GENERAL MEETING

•	Article 24. Extension

•	Article 25. Suspension

TITLE VII. MINUTES OF THE GENERAL MEETING AND PUBLICITY OF THE RESOLUTIONS PASSED BY IT

•	Article 26. Minutes of the General Meeting

•	Article 27. Publicity of the resolutions

* * *

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Regulations of the General Shareholders Meeting

TITLE I. INTRODUCTION

Article 1. Object and purpose.

The object of these Regulations is to establish the principles of organisation and operation of the General Shareholders Meeting of “Telefónica Móviles, S.A.” (hereinafter the Company), in order to enable the shareholders to exercise the relevant rights, all pursuant to the terms of the Law and the By-Laws.

Article 2. Enactment, interpretation and amendment.

1. These Regulations shall be applicable to the General Meetings of Shareholders of the Company which are called after their date of approval.

2. The Regulations will be interpreted according to the applicable legal and statutory regulations, mainly attending to their spirit and purpose.

3. The Board of Directors may propose amendment of these Regulations to the General Shareholders Meeting when it considers it convenient or necessary. The proposal for amendment must be accompanied by a report to justify it.

Article 3. Publication and inscription.

1. These Regulations, as well as their subsequent amendments, shall be subject to communication to the National Stock Exchange Commission and later registration at the Mercantile Registry of Madrid.

2. The current text of these Regulations will be available to the shareholders at the Company registered office and on its web page (www.telefonicamoviles.com).

TITLE II. NATURE, COMPETENCE AND TYPES OF GENERAL MEETING

Article 4. Nature of the General Meeting.

The General Shareholders Meeting is the supreme body for discussion and decision making of the Company, through which it expresses the corporate will and the right of the shareholders to intervene in decision making is articulated, in matters inherent to its competence.

Regulations of the General Shareholders Meeting

Article 5. Competence of the General Meeting.

The General Meeting shall have the competence to deliberate on and pass resolutions on all matters that the regulations and By-Laws reserve for its decision and, in general, on all matters that, within the legal scope of its competence, are submitted, at the instance of the Board of Directors and the shareholders themselves, in the cases and in the manner legally or statutory foreseen.

Article 6. Types of General Meetings.

1. The General Shareholders Meeting may be ordinary or extraordinary.

2. The Ordinary General Shareholders Meeting, previously called to that end, must meet within six months of the end of each financial year, to discuss the corporate management, approve, when appropriate, the accounts of the previous financial year and resolve on application of the result. It may also pass resolutions on any matter of the competence of the General Shareholders Meeting, as long as this is included in the agenda and the Meeting has been constituted with the capital attendance required by the Act or the By-Laws of the Company.

3. All Meetings that are not that foreseen in the preceding paragraph shall be considered extraordinary.

TITLE III. CALLING AND PREPARATION OF THE GENERAL MEETING

Article 7. Power and obligation to call.

1. The General Shareholders Meeting must be formally called by the Board of Directors of the Company, or by its Delegate Commission, notwithstanding express delegation to that end which such bodies may grant in favour of any of their members.

2. The Board of Directors or the Delegate Commission, may call the General Shareholders Meeting whenever it considers it convenient or appropriate to corporate interest, being obliged, in any case, to call the Ordinary General Shareholders Meeting within the first six months of each financial year, and to call the Extraordinary General Shareholders Meeting when requested in writing by shareholders who own at least five per cent of the capital stock, stating the matters to be discussed in their application. In that case,

Regulations of the General Shareholders Meeting

calling of the General Shareholders Meeting shall be performed for it to be held within thirty days of the date on which notarial requirement of the calling is received, and the agenda shall necessarily include at least the matters that gave rise to the application.

Article 8. Publication and announcement of the calling.

1. The General Meetings of Shareholders must be called by announcement published in the Official Journal of the Mercantile Registry and in at least one of the major newspapers in the province of the registered office of the Company, with the minimum legal notice established for that purpose in relation to the date set for it to be held.

The calling of the General Shareholders Meeting shall also be reported to the National Stock Exchange Commission and other pertinent Governing Bodies of the Markets

The calling of the General Meeting shall also be announced on the Company web page.

2. The announcements of calling must contain all the mentions required by Law, as appropriate, and in any case, shall state the place, date and time of the meeting at first calling and all the matters that must be dealt with by the Meeting (Agenda). They may also state the place, date and time at which, if appropriate, the Meeting shall be held at second calling.

Article 9. Information available to the shareholders from announcement of the calling being published.

1. As of the date of publishing the announcement calling the General Shareholders Meeting, the Company shall make available to its shareholders the documents and information they must be provided by legal or statutory requirement in relation to the different points on the agenda, and such documents and information shall be included on the Company web page as of that date. Notwithstanding this, the shareholders may obtain these documents and information, immediately and free of charge at the Company registered office, or request they be sent free of charge, in the cases and on the terms legally established.

2. Likewise, as of the date of publication of the announcement calling the General Shareholders Meeting, and in order to allow the shareholders to attend the General Meeting and participate in it, the Company shall include, to the extent that these become available, all the documents and information legally required on its web page and all those the Company considers convenient to the said ends, and, in particular, for merely illustrative purposes, the following:

a)	The text of all the proposals of resolutions that are to be submitted to the General Shareholders Meeting and which have been approved at that time by the Board of Directors, notwithstanding the fact that they may be amended by that body up to the date of holding the Meeting, when this is legally possible.

Regulations of the General Shareholders Meeting

b)	Information on the place where the General Meeting is to be held, describing, when appropriate, the means of access to the hall.

c)	Procedure to obtain attendance cards or certificate issued by the entities legally authorised to do so.

d)	Means and procedures to grant representation at the General Meeting.

e)	If established, means and procedures to vote by correspondence.

f)	Any other aspects of interest to follow the meeting, such as the existence or not of means of simultaneous translation, foreseeable audiovisual diffusion of the General Meeting or information in other languages.

This information may be subject to changes at any time, in which case the relevant amendments or clarifications shall be published on the Company web page.

3. The Company shall deliver the information and documentation referred to in section 1 and part a) of section 2 above of this article to the National Stock Exchange Commission and other Governing Bodies of the Markets pertinent; it shall also provide that information to the depositary entity or entity through which the Company listing is performed on certain foreign Markets.

Article 10. Right to information.

1. From the moment when publication of the announcement calling the General Shareholders Meeting takes place and until the seventh day prior to that foreseen to hold it on first call, any shareholder may request the information or clarification deemed appropriate, in writing to the Board of Directors, or submit the relevant written questions, on the matters included in the Agenda of the Meeting, published with the announcement of its calling, or in relation to the information accessible to the public which the Company has provided the National Stock Exchange Commission since it held the General Shareholders Meeting immediately prior to the one called.

The Board of Directors shall be obliged to provide the information or clarifications requested in writing, up to the day of holding the General Shareholders Meeting, as well as to also reply in writing to the questions asked. The replies to the questions and requests for information posed shall be provided through the Secretary of the Board of Directors, by any of its members, or any other person expressly empowered by the Board of Directors to that end.

2. While the General Meeting is being held, the shareholders of the Company may verbally request the information or clarifications considered convenient in relation to the matters included in the agenda and, when it is not possible to satisfy the shareholder’s right at that moment, the Directors are obliged to provide that information in writing within the seven days following conclusion of the Meeting.

Regulations of the General Shareholders Meeting

3. The Directors shall be obliged to provide the information requested under the terms of the preceding two sections, except in cases when, in the opinion of the Chairman, publicity of the information requested may damage the corporate interests.

It shall not be appropriate to refuse information when the application is backed by shareholders representing at least a quarter of the stock capital.

Article 11. Suggestions made by the shareholders.

Notwithstanding the right of the shareholders, in the cases and on the terms legally foreseen, to include certain matters on the agenda of the Meeting they have requested the calling of, the shareholders may, at all times and after accrediting their identity as such, through the Shareholder Office, make suggestions related to the organisation, operation and competences of the General Meeting.

TITLE IV. ORGANISATION AND CONSTITUTION OF THE GENERAL MEETING

Article 12. Right to attend.

1. The General Meeting may be attended by shareholders who own at least 25 shares registered in their name on the relevant registry of book entry, five days in advance of the date of holding same, as long as this is accredited by the relevant attendance card or nominative certificate issued by any of the entities participating in the body that manages that accounting registry, or directly by the Company itself, or in any other way admitted by the laws in force. That card or certificate may be used by the shareholders as a document to grant representation at the Meeting concerned.

2. Shareholders who do not own the minimum number of shares required to attend may, at all times, delegate their representation, as indicated in the following article, upon a shareholder with the right to attend the Meeting, as well as form groups with other shareholders in the same situation, until they gather the necessary shares, and their representation must be granted to one of them. The group must be performed specifically for each Meeting and be recorded in any written means.

3. The Chairman may authorise attendance by any person who he considers appropriate, although the Meeting may revoke that authorisation.

Regulations of the General Shareholders Meeting

Article 13. Delegation and representation.

1. All shareholders who are entitled to attend the General Meeting may be represented at it by another person, although not a shareholder. The representation must be granted especially for each Meeting, either under the formula of delegation printed on the attendance card, or in any other legally admitted manner, with the exception of what is set forth in article 108 of the Corporations Act for cases of family representation and granting of general powers.

The documents recording the delegations or representations at the General Meeting shall give instructions concerning the sense of the vote, it being understood that, if no express instructions are given, the representative shall vote in favour of the proposals of resolutions presented by the Board of Directors on the matters included in the agenda.

If no voting instructions are provided because the General Meeting is to resolve on matters that, not being included in the agenda and, thus, being unknown on the date of delegation, that may be submitted for voting by the Meeting, the representative must vote as he considers most appropriate taking into account the Company as well as its representative interest. The same shall apply when the relevant proposal or proposals submitted for decision by the Meeting have not been formulated by the Board of Directors.

If the document of representation or delegation does not indicate the specific person or persons to whom the shareholder grants his representation, it shall be understood to be granted in favour of the Chairman of the Board of Directors of the Company, or whoever may stand in as Chairman of the General Meeting or severally in favour of whoever is designated by the Board of Directors being thus announced in the official calling of the Meeting.

In cases in which a public request for representation has been made, the Director who obtains it shall be subject to the restriction to exercise the right to vote established in article 114 of the Stock Market Act for cases of conflicts of interest.

The representation may always be revoked. Personal attendance at the General Meeting by the person represented shall amount to revocation.

2. Individual shareholders who do not have full capacity to act and corporate shareholders shall be represented by those who, by Law, are their duly accredited representatives.

3. In any event, in cases of voluntary representation as well as those of legal representation, one may not have more than one representative at the Meeting.

Regulations of the General Shareholders Meeting

4. The Chairman of the General Shareholders Meeting or, by his delegation, the Secretary of it, shall resolve all doubts arising concerning the validity and effectiveness of the documents granting the right for any shareholder to attend the General Meeting, individually or by group with other shareholders, as well as delegation or representation in favour of another person, ensuring that only documents that lack the minimum requisites set are considered invalid or ineffective, as long as these defects have not being corrected.

Article 14. Organisation of the General Meeting.

1. The General Shareholders Meeting shall meet at the place stated in the calling, within the area where the Company has its registered office, and on the day and at the time also indicated in the calling.

2. In order to ensure correct exercise of the right to attend the General Meeting, as well as to guarantee the security of those attending and proper proceedings of the General Meeting, the access control systems and surveillance and protection means to be established shall be those considered adecuate by the Board of Director.

3. The meetings of the General Shareholders Meeting may be held in a hall, or in several adjoining halls, or ones that while not adjoining, are within the same building complex or compound, as long as the Board of Directors considers there are justified reasons for this. In such case, the audiovisual means shall be provided to allow interactiveness and intercommunication between the halls in real time.

4. In order to promote the most ample diffusion of development of the General Shareholders Meeting and the resolutions passed by it, access may be provided to the place were the Meeting is held to members of the media, as well as financial analysts and other experts who are duly accredited for that purpose. To the same end, the Chairman of the Meeting may allow full or partial broadcasting or audiovisual recording of the General Shareholders Meeting.

Regulations of the General Shareholders Meeting

5. When entering the premises where the meeting of the General Shareholders Meeting is held, attendees shall be provided the full text of the proposals of resolutions to be submitted for approval by the General Shareholders Meeting, with the exception of this that, having been passed immediately prior to holding the Meeting, could not be delivered. The latter proposals shall be made known to the shareholders during the Meeting and, in any case, before the shareholders’ turn to speak takes place.

6. In the hall or halls in which the meeting is to be held photographic, video recording or similar devices may not be used, except and in the manner permitted by the Chairman. In the access to the hall or halls control mechanisms may be established to assure compliance with this provision.

Article 15. Forming the Roll of Attendance.

1. In order to proceed to prepare the Roll of Attendance, admission of the delegations shall take place sufficient time in advance on the day set in the calling to hold the General Shareholders Meeting, so the shareholders, or those validly representing them, may deliver or send their respective delegations and, if appropriate, the documents accrediting representation, to the registered office of the Company, all notwithstanding the relevant checking at the place and on the date foreseen to hold the General Shareholders Meeting.

2. Likewise, at the place and on the date foreseen to hold the General Shareholders Meeting, and as of the moment when opening of the entrance doors takes place on the premises where the Meeting is held, the shareholders personally attending the General Meeting, or those who validly represent them, must deliver the staff in charge of the register of shareholders their respective attendance and delegation cards, producing the documents that accredit their identity, and, if appropriate, representation and grouping of shares.

3. The record of shareholders present and represented at the General Meeting may be drawn up by manual systems, or by optic reader systems, or other any technical means considered appropriate.

4. In order for the General Shareholders Meeting to commence at the time foreseen in the calling, the process of registering attendance cards and delegations shall end some minutes before the time set to begin the General Meeting; and once that process has ended and the existence of a sufficient quorum is verified to validly constitute the Meeting at first or second calling, as appropriate, the Board presiding the General Shareholders Meeting shall be established and proceedings may commence.

5. When the General Shareholders Meeting is validly constituted, and in order to complete drawing up of the Roll of Attendance, assistance cards or delegations presented after constituting the Meeting and commencing its session must be accepted, as long as that presentation takes place before the shareholders’ turn to speak takes place.

Regulations of the General Shareholders Meeting

The shareholders duly accredited, or their representatives, who have not presented their attendance cards prior to commencement of the turn to speak by these may attend the meeting, but shall not be included on the Roll of Attendance and thus not be considered to have attended the Meeting.

6. Preparation of the Roll of Attendance and solution of the matters raised concerning it shall be the remit of the Secretary of the Meeting, who shall exercise that competence by delegation by the Board presiding the Meeting, and may appoint two or more shareholder tellers to aid the Secretary to draw up the Roll of Attendance.

At the end of the Roll of Attendance the number of shareholders present or represented shall be determined, as well as the amount of capital they hold, specifying that belonging to shareholders with voting rights.

7. The Roll of Attendance will be placed on computer media, that shall be kept in an envelope or sealed container, the cover of which must bear the relevant identification proceedings signed by the Secretary of the General Shareholders Meeting, with the approval of the Chairman to same. The Minutes of the Meeting shall state the inclusion of the Roll of Attendance on computer media.

Article 16. Constitution of the General Meeting.

1. The ordinary or extraordinary General Shareholders Meeting shall be constituted at first or second calling. The quorums required to constitute the Meeting shall be those required by law and the By-Laws.

If, to validly constitute the ordinary or extraordinary General Shareholders Meeting, or to validly pass certain resolutions, a certain minimum percentage of the stock capital is required by the law or By-Laws, and that quorum is not reached at second calling according to the Roll of Attendance, the agenda of the General Shareholders Meeting shall be reduced to the rest of the points of same that do not require that minimum capital quorum to validly constitute the Meeting or pass resolutions.

2. Absence of shareholders once the General Meeting is constituted shall not affect the validity of its constitution.

3. The members of the Board of Directors must attend the General Shareholders Meeting , but their failure to attend shall not affect the valid constitution of the Meeting.

Regulations of the General Shareholders Meeting

Article 17. Board presiding the General Meeting. Chairman and Secretary to the General Meeting.

1. The Board presiding the General Shareholders Meeting shall be formed by the Chairman and Secretary of the General Meeting and by the members of the Board of Directors who attend the meeting.

2. General Meeting shall be presided by the Chairman of the Board of Directors, or failing that, by the Vice-Chairman of the same board, in the relevant order if there are various, they being stood in for, in the event of vacancy, absence or illness, by the most senior Director in appointment and, in the event of equal seniority, the eldest. The acting Secretary shall be the Secretary of the Board of Directors and, failing that, a Vice-Secretary, in the relevant order if there are several, and failing that by the most senior in appointment, and, in the event of equal seniority, the youngest.

If, once the General Shareholders Meeting has commenced, the Chairman or Secretary to same have to leave for any reason, their duties shall be taken over by the relevant persons according to the terms of the preceding paragraph, and the session of the Meeting shall continue.

3. When any circumstance arises that makes it advisable, in the opinion of the Chairman of the Board, even when being present at the meeting, he may temporarily entrust moderation of the debate to any member of the Board of Directors who he considers fit, or to the Secretary of the Board, who shall act in that capacity on behalf of the Chairman.

4. The President may require the assistance, if so decided, of an expert he deems advisable.

TITLE V. PROCEEDINGS OF THE GENERAL MEETING

Article 18. Commencement of the meeting.

After recording the existence of a sufficient quorum for valid constitution of the Meeting, and once the Board presiding the General Shareholders Meeting is formed, its proceedings shall commence. The Chairman, or by delegation, the Secretary, shall announce the provisional data concerning the number of shareholders with the right to vote, present or represented, who are attending the meeting at that moment, the relevant number of shares one and others hold, and the percentage of capital they represent.

Regulations of the General Shareholders Meeting

Then, considering this data, the Chairman shall declare the General Shareholders Meeting validly constituted, at first or second calling, as appropriate, and shall then grant the floor to the Notary Public, if one has been called, for him to ask those present whether they have any reservations or complaint concerning the data stated and the valid constitution of the Meeting, so it may be duly recorded in its Minutes.

If the presence of a Notary Public has not been required, the references made to him in this article shall be understood to refer to the Secretary of the General Shareholders Meeting .

Article 19. Interventions.

1. Once the meeting has begun, the Chairman will invite the shareholders who wish to address the General Meeting to request information, or to make any other statement in relation to the points on the agenda, to do so, after indicating, by means of their attendance card or relevant certificate, their identity data and number of shares held or, if appropriate, represented.

2. Once the Board presiding the Meeting has the list of shareholders who wish to talk, and after presentation of the relevant reports by the Chairman of the General Shareholders Meeting, or the persons he may appoint for that purpose, and in any case before voting on the matters on the agenda, the Chairman shall allow a turn for the shareholders to speak. The shareholders shall speak in the order in which they are called for that purpose by the Board presiding the Meeting.

Those speaking who so wish may request that the written Minutes of the Meeting record the full text of their speech, to which end they must have delivered it at that moment to the Notary Public taking the Minutes of the meeting, or failing that, to the Secretary or individuals aiding one or the other.

3. It is due to the Chairman, on the terms established by the Law, to provide the information or clarifications requested, although, when deemed appropriate due to the matters these may concern, the Chairman may ask any of the Chairman of the Commissions of the Board of Directors, a member of the Board presiding, or any director, employee, expert or advisor to the Company to do so. The Chairman may determine, in each case, according to the information or clarifications requested, whether the answer will be provided individually, or grouped by subject matter, and must bear in mind the terms of article 10 of these Regulations.

Regulations of the General Shareholders Meeting

Article 20. Powers of the Chairman to direct and moderate the General Meeting.

1. The Chairman of the General Shareholders Meeting has the powers of direction and moderation of the Meeting, and must direct and maintain the discussion within the limits of the agenda, putting an end to it when each matter has, in his opinion, been sufficiently discussed.

2. In exercise of his duties to direct and moderate the General Shareholders Meeting, the Chairman, aided by the Secretary, shall have the following powers, among others:

a)	To order performance of interventions by the shareholders on the terms foreseen in these Regulations.

b)	To grant the floor, at the moment he considers appropriate, to shareholders wishing to speak, being able to withdraw access when he considers a specific matter to have been sufficiently debated, or when the proceedings of the meeting are hindered, or concerning matters that are not included on the agenda.

c)	To agree, when considered necessary, extension of the time initially available to the shareholders for their intervention, or, when the high number of interventions requested or any other circumstance makes it advisable, to set a maximum duration for each intervention, or a time limit on speech by the shareholder, respecting the principle of equal treatment of the shareholders intervening in all cases.

d)	To moderate the interventions by the shareholders, being able to call them to clarify matters that may not have being sufficiently explained or to keep to the agenda and abide by the appropriate rules of politeness in their intervention, calling shareholders to order when their interventions are manifestly on terms of obstruction or aim to disturb the normal proceedings of the Meeting, and he may adopt the appropriate measures to guarantee the normal progress of the Meeting continues.

e)	To announce, personally or through the Secretary, the result of the voting.

f)	To resolve matters that may arise during the proceedings of the General Shareholders Meeting concerning interpretation and application of the rules established in these Regulations,

g)	In general, to execute all faculties, including those of order and discipline, that may be convenient for the adequate proceeding of the meeting.

Regulations of the General Shareholders Meeting

Article 21. Voting on the proposed resolutions.

1. When, if appropriate, the interventions by the shareholders have concluded, and the replies are provided in keeping with what is foreseen in these Regulations, it shall proceed to submit the relevant proposals of resolutions to voting.

The voting process of each one of the proposed resolutions shall be carried out according to the agenda foreseen in the calling and, if proposals are made concerning the matters on which the Meeting may resolve without their being recorded in the agenda, these shall be submitted to vote after the proposals on the agenda as called, except when otherwise decided by the President.

2. After its complete, or summarised, reading by the Secretary, which may be dispensed with when the text of the proposed resolution at the relevant point on the agenda concerned has been provided to the shareholders at the beginning of the General Shareholders Meeting, voting shall take place first on proposed resolutions that may have duly been prepared by the Board of Directors, and following if pertinent, those proposed by other parties shall be voted on, following the order set for that purpose by the Chairman.

In all cases, once a proposed resolution is agreed, all the others concerning the same matters shall automatically be withdrawn and incompatible with it, without, thus it being appropriate to submit them to vote, which shall be stated by the Chairman of the Meeting or by the Secretary if duly empowered by the latter.

3. Voting on the resolutions proposed shall be according to the following voting telling system:

a)	In the case of voting on proposed resolutions related to matters included in the agenda, the votes in favour of the proposal shall be those of all the shares brought to the meeting, present or represented, according to the Roll of Attendance, minus the votes cast by holders of shares or their representatives who inform the tellers and other assistants to the Board presiding, or if appropriate the Notary Public, by written communication or personal manifestation, that they are voting against, in blank, or abstaining.

b)	When it is a vote on proposed resolutions concerning matters not included on the agenda, the votes considered contrary to the proposal shall be all those of the shares brought to the meeting, present or represented, according to the Roll of Attendance, minus the votes by holders of shares or their representatives who inform the tellers and other assistants to the Board presiding, or if appropriate the Notary Public, by written communication or personal manifestation, that they are voting against, in blank, or abstaining.

Regulations of the General Shareholders Meeting

c)	With regard to what is stated in paragraphs a) and b) precedent, for each of the proposals submitted for voting, it will be considered as concurring shares to the meeting, either present or represented, all recorded in the Roll of Attendance minus those shares that according to applicable legislation, and attending to the proposal submitted to voting, could not exercise its voting right.

Regardless of the voting mechanisms followed for the calculation of the votes, the verification by the Board of the Meeting, or should this not have being formed, by the Secretary of the Meeting, of the existence of a sufficient number of favourable votes to reach, in each case, the required majority, will allow the President to declare approved the relevant proposal.

4. Pursuant to the contents of the By-Laws, exercise of the voting right on the resolutions proposed on the agenda may be delegated or exercised by the shareholder by postal or electronic correspondence, or any other means of remote communication, as long as, in such cases, the Company has set up accredited procedures to duly guarantee the identity of the individual exercising voting rights and an unequivocal record of the identity and status (shareholder or representative) of the voters, the number of shares voted with and the sense of the vote or, as appropriate, abstention.

The procedure or procedures that the Company may establish to those ends shall determine the requisites, terms and conditions to exercise delegation or the right to vote, and this must be subject to publication in the announcement of the calling of the General Meeting, and on the Company web page.

Article 22. Passing resolutions and announcing the result.

1. The resolutions shall be passed by majority, that is, the proposed resolutions shall be approved when the number of votes in favour of each proposal is greater than the number of votes against it (whatever the number of blank votes and abstentions), notwithstanding the reinforced voting quorums established by the Law and in the By-Laws.

2. Once voting on the proposals has taken place on the terms foreseen in these Regulations, the Chairman, personally or through the Secretary, shall announce the results, stating whether each one of them has been approved or rejected.

Regulations of the General Shareholders Meeting

Article 23. Conclusion of the Meeting.

When voting on the proposed resolutions is concluded and their approval or rejection announced, the General Shareholders Meeting shall end and the Chairman shall adjourn the session.

TITLE VI. EXTENSION AND SUSPENSION OF THE GENERAL MEETING

Article 24. Extension.

When proposed by the Chairman of the General Meeting, or at the request of shareholders representing at least a quarter of the stock capital present and represented at the meeting, the General Meeting may resolve to extend the session on one or more consecutive days. If the place where the successive meetings are to be held must be other than that of the first meeting for organisational reasons, that shall be determined, if possible, when the extension is agreed; if not, it shall be notified, as soon as determined, in the adequate media, that shall be stated in the resolution on extension.

Whatever the number of its sessions, the Meeting shall be considered a sole event, drafting a sole Minutes for all the sessions. Thus, it shall not be reiterate fulfilment of the requisites foreseen in the Law, in the By-Laws or in these Regulations in the successive sessions for them to be validly constituted.

Only the shareholders on the Roll of Attendance shall be entitled to attend and vote at the successive sessions held as a consequence of extension of the General Shareholders Meeting. The shares brought by shareholders on that Roll of Attendance who are absent, as appropriate, from the subsequent sessions, shall not be deducted and shall continue to be counted for calculation of the necessary majority to pass resolutions. However, any shareholder who intends to be absent from the subsequent sessions may, if he sees fit, inform the tellers and other assistants to the Board presiding, or the Notary Public if appropriate, of that intention and sense of vote in the proposals stated on the agenda.

Article 25. Suspension.

1. Exceptionally, in the event of situations arising that substantially affect the good order of the meeting, or that temporarily hinder normal proceedings, after consulting the Board presiding the General Meeting, the Chairman may agree to suspend the session for the time required to re-establish the necessary conditions for it to continue.

Regulations of the General Shareholders Meeting

In this case, the Chairman presiding, also consulting the Board, may take the measures deemed appropriate to avoid repetition of circumstances that could again alter good order and proceeding of the meeting.

2. If, once the session re-commences, the circumstances that have given rise to the temporary suspension persist, after consulting the Board presiding, the Chairman may propose to those attending that the General Meeting be extended to the following day, as foreseen in the preceding article.

If the extension is not agreed, or it is not possible to agree it for any reason, after consulting the Board presiding the General Shareholders Meeting, the Chairman of the Meeting may decide to definitively suspend the Meeting, or to continue it, proceeding directly to submit the proposed resolutions on the points on the agenda prepared by the Board of Directors or by the shareholders up to that moment to vote, as long as the following requisites are fulfilled:

a)	That all shareholders have been able to exercise their right to information from the Meeting being called and the Company has provided the relevant information and documentation according to the applicable legal and statutory provisions.

b)	That approval of all or some of the proposals on the matters included in the agenda is of notorious importance to corporate interest, or that substantial damage may be caused by definitive suspension of the Meeting.

c)	That one may reasonably presume that the situation that would have been caused by suspension of the Meeting would arise again when the session reconvened.

When, according to what is foreseen in this section, it proceeds directly to submit the proposed resolutions to voting, the shareholders present may request that the Board presiding or, when appropriate, the Notary Public, or the Directors in writing, provide as much information as they deem appropriate on the matters on the agenda of the Meeting, and the Directors must attend to those written requests within seven days following the conclusion of the Meeting, notwithstanding the limitations foreseen in article 10.3 of these Regulations.

Regulations of the General Shareholders Meeting

TITLE VII. MINUTES OF THE GENERAL MEETING AND PUBLICITY OF THE RESOLUTIONS PASSED BY IT

Article 26. Minutes of the General Meeting.

1. The discussions and resolutions by the General Meeting shall be recorded in the Minutes, that shall contain at least all the particulars required by the legal and statutory provisions that may be applicable.

2. The Minutes of the General Meeting may be drawn up by the Secretary to same, and must be approved by the actual Meeting after it is held and, failing that, within the term of fifteen days, by the Chairman of the Meeting and two interveners, one representing the majority and the other the minority, appointed by the General Shareholders Meeting at the proposal of its Chairman. The Minutes approved in either of these two ways shall have executive force as of the date of its approval. Once the Minutes are approved, they shall be signed by the Secretary of the Board and transcribed in the Minutes Book.

3. The Directors may require the presence of a Notary Public of their choice to take the Minutes of the Meeting, and they shall be obliged to do so in the cases when the applicable regulations establish this.

The Notarial Certificate shall be considered as the Minutes of the Meeting and do not require its approval.

Article 27. Publicity of the resolutions.

1. Regardless of the means of publicity that are legally required in each case, the shareholders may view the resolutions passed by the General Shareholders Meeting on the Company web page, where their full text will be published as shortly as possible after the Meeting ends.

2. The resolutions due inscription shall be presented for entry at the Mercantile Registry and shall be subject to publication according to the applicable provisions.

3. The Company shall report the resolutions passed by the General Shareholders Meeting to the National Stock Exchange Commission and the Bodies Governing the Markets pertinent, either literally, or by means of a summarised extract of its content, as shortly as possible after the Meeting ends.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: March 18, 2004	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel